EXHIBIT 99.37

Update on Projects and Corporate Developments

VANCOUVER, British Columbia, October 05, 2021 -- American Lithium Corp. (“American Lithium” or the “Company”) (TSX-V:LI | OTCQB:LIACF | Frankfurt:5LA1) is pleased to provide an update on developments and plans across all of its projects and at the corporate level.

Highlights:

  Tonopah Lithium Claims (“TLC”):
    Big Smoky / Crescent Dunes acquisition closed – TLC now at approximately 12,975 contiguous acres;
    Received BLM approval to drill up to 15 new holes (approx. 2,000 metres (“m”)) to test high grade target areas (up to 2,361 parts per million (“ppm”) lithium (“Li”) at surface) on recently acquired land in Nevada;
    Reverse Circulation (“RC”) drills to be mobilized in 2-3 weeks;
    Plans to twin several holes to test for repeated sections of lithium claystone, drill to basement and determine depth to the water table;
    Optimization of process engineering and pre-concentration work being fast-tracked to enable completion of a Preliminary Economic Assessment (“PEA”) during Q1 2022; and
    Approval of Plan of Operations (“PO”) for next phase of development anticipated in late 2021.
  Falchani Lithium Project:
    Plans to mobilize two Company drills for up to 40 drill holes (approx. 8,000 m) of diamond drilling in and around Falchani; also testing the newly discovered lithium-rich anomalies west of Falchani;
    Infill and extension drilling on the Falchani deposit, mainly focused around Tres Hermanas;
    Targeting reclassification of the large, inferred category of the current Falchani mineral resource to measured and indicated and expansion of existing resources;
    Exploration drilling to commence on 2 key target areas 5-6 kilometres (“km”) west of Falchani identified in recent field work, including grab samples1 of up to 3,272 ppm Li; and
    Process to update existing PEA on Falchani for cesium and potassium by-products will commence shortly and will also reflect any resource reclassification and resource expansion.
  Macusani Uranium Project:
    Plan to launch extension and exploration drilling at Macusani later this year utilizing remaining two Company diamond drills;
    Plan 12,000 m (70 holes) of diamond drilling on high grade, near surface exploration targets, following recent field work where 90 grab samples1 averaged 18,270 ppm (2.15% U3O8);
    Targeting expansion of current deposits / resources and test newly discovered radiometric anomalies;
    Process to update existing PEA on Macusani to commence shortly;
    Updated PEA to focus on economic benefits of gravity pre-concentration, which has successfully doubled grades to 570-623 ppm uranium (“U”); and
    Potential to significantly increase throughput / life of mine; through the inclusion of additional resources not previously included in existing PEA (2016).
  Corporate:
    Executive team continues to focus on strong community relations with all required consents and authorizations in place for next phase of development at Falchani and Macusani;
    All roads and infrastructure are in place and relevant communities are fully engaged;
    Recent meeting of management with President Castillo of Peru has provided additional impetus for mobilization to occur in Peru later this month;
    Ongoing engagement with all relevant stakeholders including positioning TLC as large-scale lithium development project with minimal environmental and cultural impacts; and
    An application for a listing on the NYSE American Exchange has been filed.

Simon Clarke, CEO of American Lithium states, “The Company continues to move its projects through the development cycle as expeditiously as possible and, in the months ahead, expects to achieve numerous milestones in both Nevada and Peru. I would like to thank all our people for their continued hard work and engagement. Integrating companies’ post-merger takes time; however, the process is unfolding well. The positive impact that our new colleagues have brought and their technical expertise in developing unique styles of lithium and uranium mineralization is a great asset going forward. In addition, we are excited at the potential to up list onto the NYSE American, which we believe will provide greater exposure as American Lithium continues to evolve into a leading lithium developer focused on the Americas.”

TLC

With the acquisition of Big Smoky, north and contiguous to TLC, and additional staking to the east and south, the project has grown to a total of approximately 12,975 acres. As numerous other parties continue to stake and acquire land in the immediate vicinity, the Company’s strategy is to protect and build a buffer around its most prospective acreage while adding highly prospective, contiguous acreage where it can.

An RC drill program of up to 15 exploration drill holes (~2,000 m) on the newly acquired ground, where surface sampling1 yielded results of up to 2,361 ppm Li, is expected to commence in two to three weeks. Up to 10 drill holes are planned on the northern ground and up to 5 holes on the new eastern ground. In addition, the Company plans to twin previously drilled mineralized holes (which form part of the existing resource), taking them deeper to establish the depth to the water table, test for deeper lithium mineralization potential and to provide material for the next phase of metallurgical processing test work.

As reported on August 19, 2021, the PO submitted to, and accepted as complete by, the Bureau of Land Management (“BLM”) to drill up to an additional 110 holes (~15,000 m) and up to five test pits on the original TLC claims area is expected to receive final approval in late 2021.

Metallurgical optimization test work has accelerated and continues to focus on upgrading, using gravity separation techniques, as well as three viable options to process TLC claystones for lithium extraction: warm sulphuric acid leaching; hydrochloric acid leaching and salt roast-water leaching. Work being completed by TECMMINE in Peru as well as Hazen Research and McClelland Laboratories in the US, continues to generate high levels of lithium extraction. Final phases of test work will also include impurity removal and lithium compound precipitation at ANSTO in Sydney, Australia, where similar work was successful in the final optimization of Falchani mineralization.

Finally, the Company has engaged Minviro Ltd, sustainability consultants, to complete a Life Cycle Assessment on the production of battery-grade lithium products at TLC, integrating environmental impact data into the decision-making process as the Company looks to finalize and optimize its flow-sheet design.

All technical and sustainability information will be integrated into a PEA expected to be completed in Q1 2022.

FALCHANI

At Falchani, the Company is planning an in-fill / resource expansion drill program as well as exploration drilling. The in-fill drill program will focus on the immediate Falchani resource area to upgrade the classification of mineral resources to Measured and Indicated categories. Resource expansion is focused on drill testing north and west of the existing Falchani resource area, where the deposit remains open, and immediately southwest of the deposit where the outcropping Tres Hermanas target is a top priority. Tres Hermanas is a series of outcrops of dipping lithium-rich tuff 75-90 m thick and 750 m long with extensive surface trench samples averaging 3,500 ppm Li from 84 samples1.

The exploration drill program will focus on targets near the community of Quelcaya, 5 to 6 km west of Falchani and will follow up high-grade lithium surface grab sample results1 of up to 3,272 ppm Li.

Two of the Company’s diamond drill rigs are expected to mobilize later this month, following receipt of final exploration permits, to complete the 40-hole (8,000 m) program. Access agreements and approvals have been received from all relevant communities for the programs, as these communities will be actively involved in the ongoing drilling campaigns.

Plans are being implemented to update the current Falchani PEA to include potential by-products, SOP (sulphate of potash) and Cesium, following initial successful extraction in test work. The updating of the PEA is expected to commence shortly and will also include the planned resource expansion/reclassification drill results.

MACUSANI

The Company is also planning an exploration and resource expansion drill program at the Macusani Uranium project. The resource expansion program will focus on areas between existing uranium deposits of the Kihitian Complex as radiometric prospecting and sampling work suggests that several of the deposits may be linked. Extension drilling to the northeast and southwest of the Colibri II-Tupurumani deposits will be completed, based also on sampling and prospecting results. As announced September 28, 2021, recent mapping and surface sampling generated over 90 grab samples1 collected immediately at surface with uranium mineralization averaging 18,270 ppm U (2.15% U3O8). This program also identified 3 new exploration targets.

Two additional Company owned diamond drill rigs are expected to mobilize later in the year to start the 70 hole (12,000 m) Macusani project drill program, on receipt of final permits. As at Falchani, access agreements and approvals for this program have already been received from the relevant communities and these communities will be actively involved.

The Company plans to begin updating the Macusani Uranium PEA to include the recent successes in pre-concentrating uranium mineralization into the fine fraction. Test work from three different uranium deposits has shown that 73-82% of the uranium is retained in 31-35% of the original mass, effectively increasing the grade 2.3 times using simple scrubbing and screening in a short, 20-minute cycle. In summary, original mineralization head grades of 245-273 ppm U were upgraded to 570-623 ppm U.

The original Macusani PEA considered only 56% of the total mineral resources in the study2. Gravimetric upgrading highlights the opportunity to include additional uranium resources, not previously considered, into the updated PEA offering the potential to vastly increase the potential life of mine production. Higher feed grades also have implications for potential capital and operating cost savings due to smaller throughput requiring a much smaller back-end plant footprint and less energy and reagent use per feed tonne. The updated PEA will also consider using tank leach processing versus the original heap leach option to increase uranium recoveries and add scalability to any potential operation.

Notes
1 Grab samples are selective, and the selected nature of such sampling does not necessarily reflect potential uranium contents expected from future drill testing, but they do indicate the presence of uranium mineralization and mineralizing systems in the surface rocks collected.

2"Macusani Project, Macusani, Peru, NI 43-101 Report – Preliminary Economic Assessment” prepared by Mr. Michael Short and Dr. Thomas Apelt, of GBM Minerals Engineering Consultants Limited; Mr. David Young, of The Mineral Corporation; and Mr. Mark Mounde, of Wardell Armstrong International Limited dated January 12, 2016.

Qualified Person
Mr. Ted O’Connor, P.Geo., a Director of American Lithium, and a Qualified Person as defined by National Instrument 43-101 Standards of Disclosure for Mineral Projects, has reviewed and approved the scientific and technical information contained in this news release.

NYSE American Listing
Readers are cautioned that while the Company is pursuing a listing on NYSE American at this time, there can be no guarantee that a listing will be completed. Completion of any listing remains subject to applicable regulatory approvals and the satisfaction of listing requirements. In the event a listing is completed, it is anticipated that the common shares of the Company would continue to trade on the TSX Venture Exchange.

About American Lithium
American Lithium, a member of the TSX Venture 50, is actively engaged in the acquisition, exploration and development of lithium projects within mining-friendly jurisdictions throughout the Americas. The Company is currently focused on enabling the shift to the new energy paradigm through the continued exploration and development of its strategically located TLC lithium claystone project in the richly mineralized Esmeralda lithium district in Nevada as well as continuing to advance its Falchani lithium and Macusani uranium development projects in southeastern Peru. Both Falchani and Macusani have been through preliminary economic assessments, exhibit strong additional exploration potential and are situated near significant infrastructure.

The TSX Venture 50 is a ranking of the top performers in each of 5 industry sectors in the TSX Venture Exchange over the last year.

For more information, please contact the Company at info@americanlithiumcorp.com or visit our website at www.americanlithiumcorp.com for project update videos and related background information.

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On behalf of the Board of Directors of American Lithium Corp.

“Simon Clarke”

CEO & Director

Tel: 604 428 6128

For further information, please contact:

American Lithium Corp.
Email: info@americanlithiumcorp.com
Website: www.americanlithiumcorp.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this press release.

Cautionary Statement Regarding Forward Looking Information
This news release contains certain forward-looking information and forward-looking statements (collectively “forward-looking statements”) within the meaning of applicable securities legislation. All statements, other than statements of historical fact, are forward-looking statements. Forward-looking statements in this news release include, but are not limited to, statements regarding the plans, objectives and advancement of the TLC, Falchani and Macusani (the “Projects”), exploration drilling plans, in-fill and expansion drilling plans, results of exploration and development plans, expansion of resources and testing of new deposits, environmental and social community permitting, completion of an updated PEA, including the timing thereof, and any other statements regarding the business plans, expectations and objectives of American Lithium. Forward-looking statements are frequently identified by such words as "may", "will", "plan", "expect", "anticipate", "estimate", "intend", “indicate”, “scheduled”, “target”, “goal”, “potential”, “subject”, “efforts”, “option” and similar words, or the negative connotations thereof, referring to future events and results. Forward-looking statements are based on the current opinions and expectations of management are not, and cannot be, a guarantee of future results or events. Although American Lithium believes that the current opinions and expectations reflected in such forward-looking statements are reasonable based on information available at the time, undue reliance should not be placed on forward-looking statements since American Lithium can provide no assurance that such opinions and expectations will prove to be correct.  All forward-looking statements are inherently uncertain and subject to a variety of assumptions, risks and uncertainties, including risks, uncertainties and assumptions related to: American Lithium’s ability to achieve its stated goals, including the anticipated benefits of the acquisition of Plateau Energy Metals Inc. (“Plateau”); the estimated costs associated with the advancement of the Projects; risks and uncertainties relating to the COVID-19 pandemic and the extent and manner to which measures taken by governments and their agencies, American Lithium or others to attempt to reduce the spread of COVID-19 could affect American Lithium, which could have a material adverse impact on many aspects of American Lithium’s businesses including but not limited to: the ability to access mineral properties for indeterminate amounts of time, the health of the employees or consultants resulting in delays or diminished capacity, social or political instability in Peru which in turn could impact American Lithium’s ability to maintain the continuity of its business operating requirements, may result in the reduced availability or failures of various local administration and critical infrastructure, reduced demand for American Lithium’s potential products, availability of materials, global travel restrictions, and the availability of insurance and the associated costs; risks related to the certainty of title to the properties of American Lithium, including the status of the “Precautionary Measures” filed by American Lithium’s subsidiary Macusani Yellowcake S.A.C. (“Macusani”), the outcome of the administrative process, the judicial process, and any and all future remedies pursued by American Lithium and its subsidiary Macusani to resolve the title for 32 of its concessions; risks regarding the ongoing Ontario Securities Commission regulatory proceedings; the ongoing ability to work cooperatively with stakeholders, including but not limited to local communities and all levels of government; the potential for delays in exploration or development activities due to the COVID-19 pandemic; the interpretation of drill results, the geology, grade and continuity of mineral deposits; the possibility that any future exploration, development or mining results will not be consistent with our expectations; risks that permits will not be obtained as planned or delays in obtaining permits; mining and development risks, including risks related to accidents, equipment breakdowns, labour disputes (including work stoppages, strikes and loss of personnel) or other unanticipated difficulties with or interruptions in exploration and development; risks related to commodity price and foreign exchange rate fluctuations; risks related to foreign operations; the cyclical nature of the industry in which American Lithium operates; risks related to failure to obtain adequate financing on a timely basis and on acceptable terms or delays in obtaining governmental approvals; risks related to environmental regulation and liability; political and regulatory risks associated with mining and exploration; risks related to the uncertain global economic environment and the effects upon the global market generally, and due to the COVID-19 pandemic measures taken to reduce the spread of COVID-19, any of which could continue to negatively affect global financial markets, including the trading price of American Lithium’s shares and could negatively affect American Lithium’s ability to raise capital and may also result in additional and unknown risks or liabilities to American Lithium. Other risks and uncertainties related to prospects, properties and business strategy of American Lithium are identified in the “Risk Factors” section of American Lithium’s Management’s Discussion and Analysis filed on June 25, 2021, and in recent securities filings available at www.sedar.com. Actual events or results may differ materially from those projected in the forward-looking statements. American Lithium undertakes no obligation to update forward-looking statements except as required by applicable securities laws. Investors should not place undue reliance on forward-looking statements.

Cautionary Note Regarding Macusani Concessions
Thirty-two of the 151 concessions held by American Lithium’s subsidiary Macusani, are currently subject to Administrative and Judicial processes (together, the “Processes”) in Peru to overturn resolutions issued by INGEMMET and the Mining Council of MINEM in February 2019 and July 2019, respectively, which declared Macusani’s title to the 32 of the concessions invalid due to late receipt of the annual validity payment.  Macusani successfully applied for injunctive relief on 32 concessions in a Court in Lima, Peru, and the grant of the Precautionary Measures (Medida Cautelar) has restored the title, rights and validity of those 32 concessions to Macusani until a final decision is obtained in at the last stage of the judicial process. If American Lithium’s subsidiary Macusani does not obtain a successful resolution of Processes, Macusani’s title to the concessions could be revoked.